Exhibit 99.3

Redacted

GUARANTY OF SUN LIFE FINANCIAL INC.

December 17, 2012

This Guaranty, dated as of December 17, 2012, is made by Sun Life Financial Inc., a corporation organized under the laws of Canada (the “Guarantor”), in favor of, and for the benefit of, Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (“Purchaser”). Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Purchase Agreement (as defined herein).

Whereas, each of Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation (“Holdco”), and Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation (“US OPS”, and together with Holdco, the “Sellers”), is a wholly-owned subsidiary of the Guarantor; and

Whereas, Purchaser, the Sellers and Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada) (“SLA”), have entered into that certain Stock Purchase Agreement, dated as of the date hereof (as amended from time to time, the “Purchase Agreement”), which provides for, among other matters, the acquisition by Purchaser, and the sale by the Sellers and SLA, of the Shares and the Transferred Assets.

Now, Therefore, in order to induce Purchaser to enter into the Purchase Agreement, and for good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the Guarantor, intending to be legally bound, hereby issues and delivers to and for the benefit of Purchaser this Guaranty (this “Guaranty”).

1	Guaranty

(a)

The Guarantor hereby unconditionally, absolutely and irrevocably guarantees, and promises to cause each of the Sellers to fully and promptly pay each of the Sellers’ respective payment obligations under, or arising out of, the Purchase Agreement (the “Guaranteed Obligations”), whether according to the present terms thereof or pursuant to any change in the terms, covenants and conditions thereof at any time hereafter made or granted, including pursuant to any amendments, waivers, extensions or renewals affecting the Purchase Agreement and the transactions contemplated thereby. If the Sellers shall fail in any manner whatsoever to pay any of the Guaranteed Obligations, the Guarantor shall duly and promptly pay such Guaranteed Obligations, or cause the same to be duly and promptly paid, in each case as if the Guarantor were itself the Sellers with respect to such Guaranteed Obligations. The guarantee hereunder constitutes a guarantee of payment when due and not of collection. Any payment made to Purchaser hereunder shall be made by wire transfer of immediately available funds to an account or accounts specified by Purchaser. For the avoidance of doubt, the Guarantor does not hereunder guarantee any obligations or liabilities of SLA.

(b)

The Guarantor specifically agrees that it shall not be necessary, and that the Guarantor shall not be entitled to require and waives its right to require, before or as a condition of enforcing any liability of the Guarantor under this Guaranty or requiring payment of the Guaranteed Obligations by the Guarantor hereunder, or at any time thereafter, that any Person: (i) file suit or proceed to obtain judgment or assert a claim against any Seller, other guarantor of the Guaranteed Obligations or any other Person that may be liable for the Guaranteed Obligations; (ii) make any effort to obtain payment of the Guaranteed Obligations from any Seller, other guarantor of the Guaranteed Obligations or any other Person that may be liable for such Guaranteed Obligations; (iii) exercise or assert any other right or remedy to which such Person is or may be entitled in connection with the Guaranteed Obligations or any security or other guarantee therefor; or (iv) assert or file any claim against the assets of any Seller, other guarantor of the Guaranteed Obligations or any other Person that may be liable for the Guaranteed Obligations.

2

Guaranty Unconditional and Full Performance The obligations of the Guarantor hereunder shall be unconditional and absolute and continuing. Except as provided in Section 5, Section 14 and Section 20, the obligations of the Guarantor shall be satisfied in full and discharged upon the payment in full of all of the Guaranteed Obligations. Until such satisfaction and discharge, the obligations of the Guarantor shall be valid and enforceable and remain in full force and effect and shall not be released, discharged, terminated, reduced or impaired or in any way affected by, whether or not the Guarantor shall have had notice or knowledge of any of, the following:

(a)	any default, failure, omission or delay on the part of any Seller to confirm or comply with any term of the Purchase Agreement or any other agreements contemplated thereby;

(b)

any rescission, waiver, amendment or modification of, supplement to or release from, any term or provision of the Purchase Agreement, or the invalidity or unenforceability, in whole or in part, of the Purchase Agreement or any other agreements contemplated thereby;

(c)	the release of, or any impairment of or failure to perfect any lien on or security interest in, any security held by Purchaser for the Guaranteed Obligations or any of them;

(d)

any voluntary or involuntary bankruptcy, insolvency, reorganization, arrangement, assignment for the benefit of creditors, composition, receivership, rehabilitation, supervision, dissolution, liquidation or similar proceedings with respect to the Guarantor, any Seller or any other Person or any of their respective properties or creditors, or any action taken by any trustee or receiver or by any court in any such proceeding;

(e)	any merger or consolidation of the Guarantor or any Seller into or with any other Person, or sale, lease or transfer of any of the assets of the Guarantor or any Seller to any other Person;

(f)

any corporate reorganization or change in ownership of the Guarantor or any Seller, or any change in corporate relationship between the Guarantor and any Seller, or any termination of any such relationship;

(g)

any corporate reorganization or change in ownership of Purchaser or any Transferred Company, or any change in corporate relationship between Purchaser and any Transferred Company, or any termination of any such relationship; or

(h)	to the fullest extent permitted by Applicable Law, any other act, omission or circumstance that may or might in any manner vary the risk of the Guarantor or otherwise constitute a legal or equitable defense or discharge of a guarantor or surety with respect to the Guaranteed Obligations.

3

Waivers The Guarantor unconditionally and irrevocably waives, to the fullest extent permitted by Applicable Law, (a) notice of any of the matters referred to in Section 2, (b) notice of the incurrence of the Guaranteed Obligations or of any breach or default by any Seller with respect to the Guaranteed Obligations or any other notice that may be required by Applicable Law or otherwise to preserve any of the rights of Purchaser against the Guarantor, (c) presentment to and demand of payment from the Guarantor or any Seller with respect to the Guaranteed Obligations, (d) notice of dishonor, protest and all other notices whatsoever (without waiver of the Sellers’ right to receive notices required pursuant to the terms of the Purchase Agreement) or any right to consent to any thereof, (e) any release of the Guarantor from its obligations hereunder resulting from any loss by it of its right to subrogation, reimbursement or restitution with respect to any Seller or any other impairment of any right of recourse it may have against any Seller or any right of contribution it may have against any other obligor, (f) all diligence in collection or protection of or realization upon any Liabilities, (g) promptness, diligence and any requirement that Purchaser protect, secure, perfect or insure any security interest or lien or any property subject thereto, (h) all other defenses based on guaranty, suretyship or impairment of collateral and (i) any defense based on or arising out of any defense of either of the Sellers on account of lack of power or authority by such Seller to execute, deliver or perform the Purchase Agreement. Purchaser may, at its election, foreclose on any security held by it, accept an assignment of any such security in lieu of foreclosure, compromise or adjust any part of the Guaranteed Obligations, make any other accommodation with either of the Sellers or exercise any other right or remedy available to it against either of the Sellers, without affecting or impairing in any way the liability of the Guarantor hereunder except to the extent the Guaranteed Obligations have been paid in full in cash. To the fullest extent permitted by Applicable Law, the Guarantor waives any defense arising out of any such election even though such election operates, pursuant to Applicable Law, to impair or to extinguish any right of reimbursement or subrogation or other right or remedy of the Guarantor against either of the Sellers.

4

Subrogation Upon performance in full by the Guarantor of all of the Guaranteed Obligations (but not at any time prior to such time), the Guarantor shall be subrogated to the rights of Purchaser with respect to any obligation of any Seller under the Purchase Agreement. If an amount shall be paid to the Guarantor on account of such rights at any time in violation of the preceding sentence, such amount shall be held in trust for the benefit of Purchaser and shall forthwith be paid to Purchaser to be credited and applied to the obligations hereunder.

5

Reinstatement The Guarantor further agrees that if at any time all or any part of any payment theretofore applied by Purchaser to the Guaranteed Obligations is or must be rescinded or returned by Purchaser for any reason whatsoever (including the voluntary or involuntary bankruptcy, insolvency, reorganization, arrangement, assignment for the benefit of creditors, composition, receivership, liquidation or similar proceedings of any Seller or the Guarantor), the Guaranteed Obligations shall, for the purposes of this Guaranty, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by Purchaser, and this Guaranty shall continue to be effective or be reinstated, as the case may be, as to the Guaranteed Obligations, all as though such application by Purchaser had not been made.

6

Information The Guarantor assumes all responsibility for being and keeping itself informed of each Seller’s financial condition and assets and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that the Guarantor assumes and incurs hereunder, and agrees that Purchaser shall not have any duty to advise the Guarantor of information known to it or any of them regarding such circumstances or risks.

7

Delay Not Waiver No failure or delay on the part of Purchaser in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by Purchaser of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy; nor shall any modification or waiver of any provision of this Guaranty be binding upon Purchaser, except as expressly set forth in a writing duly signed and delivered by Purchaser.

8	Representations and Warranties The Guarantor represents and warrants to Purchaser that:

(a)

Corporate Status The Guarantor is a corporation duly organized, validly existing and in good standing under the laws of Canada, with full corporate power and authority to execute and deliver this Guaranty and perform its obligations hereunder.

(b)

Authorization; Binding Effect The execution, delivery and performance by the Guarantor of this Guaranty have been duly and validly authorized by the Guarantor’s board of directors and by all necessary corporate action on the part of the Guarantor. The Guarantor has duly executed and delivered this Guaranty. This Guaranty constitutes legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms subject to the Enforceability Exceptions.

(c)

No Conflict The execution, delivery and performance by the Guarantor of this Guaranty do not and shall not violate or result in a breach of or constitute a default under any Applicable Law or any Contract to which the Guarantor is a party or by which any of its properties or assets is subject or bound.

9

Amendment This Guaranty may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties hereto or their respective successors in interest, or, in the case of a waiver, by the party waiving compliance.

10

Binding Effect and Assignment This Guaranty and the rights and obligations hereunder shall be binding upon and inure to the benefit of, and shall be enforceable by the parties and their respective successors and permitted assigns. Neither this Guaranty nor any right or obligation hereunder or thereunder, may be assigned by any party (in whole or in part) without the prior written consent of the other party hereto.

11	Notices All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

(a)	if to Guarantor:

Sun Life Financial Inc.

150 King Street West

Toronto, ON Canada

M5H 1J9

Facsimile:    (416) 979-3209

Attention:     General Counsel

with copies (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Facsimile:    XXXXXXXXXXXXXXX (redacted facsimile number)

Attention:     XXXXXXXXXXXXXXX (redacted name)

(b)	if to Purchaser:

Delaware Life Holdings, LLC

401 Pennsylvania Pkwy

Suite 300

Indianapolis, IN 46280

Facsimile:    XXXXXXXXXXXXXXX (redacted facsimile number)

Attention:     XXXXXXXXXXXXXXX (redacted name)

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Facsimile:    XXXXXXXXXXXXXXX (redacted facsimile number)

Attention:     XXXXXXXXXXXXXXX (redacted name)

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, NW

Washington, DC 20005

Facsimile:    XXXXXXXXXXXXXXX (redacted facsimile number)

Attention:     XXXXXXXXXXXXXXX (redacted name)

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto in accordance with this Section 11. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request, claim, demand or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

12

Entire Agreement This Guaranty contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, written or oral, with respect thereto.

13

Severability Any term or provision of this Guaranty that is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason shall, as to that jurisdiction, be ineffective solely to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Guaranty or affecting the validity or enforceability of any of the terms or provisions of this Guaranty in any other jurisdiction, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto.

14

Expenses The Guarantor agrees to pay on demand all reasonable, documented out-of-pocket fees and expenses of Purchaser (including the reasonable, documented fees and expenses of its counsel) for the protection or enforcement of the rights of Purchaser against the Guarantor hereunder.

15

Counterparts This Guaranty may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto.

16

Choice of Law THIS GUARANTY, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS GUARANTY, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED THAT 6 DEL. C. § 2708, WHICH PROVIDES FOR ENFORCEMENT OF DELAWARE CHOICE OF LAW WHETHER OR NOT THERE ARE OTHER RELATIONSHIPS WITH DELAWARE, SHALL APPLY.

17	Submission to Jurisdiction Each party hereby irrevocably and unconditionally:

(a)

submits for itself and its property to the exclusive jurisdiction of the Delaware Court of Chancery, or if the Delaware Court of Chancery lacks jurisdiction of the subject matter, the United States District Court for the District of Delaware, or if both the Delaware Court of Chancery and the United States District Court for the District of Delaware lack jurisdiction of the subject matter, any court of competent jurisdiction sitting in the State of Delaware (together with any appellate courts therefrom, the “Permitted Courts”) in any action directly or indirectly arising out of this Guaranty, including the formation, breach, termination, validity, interpretation or enforcement thereof, or any transaction contemplated by this Guaranty;

(b)

waives any objection that it may now or hereafter have, and agrees not to assert as a defense that (i) it is not subject to the jurisdiction of the Permitted Courts, (ii) the action may not be brought or is not maintainable in the Permitted Courts or (iii) the venue thereof may not be appropriate or convenient, that this Guaranty may not be enforced in or by the Permitted Courts, or the courts of another jurisdiction may be more convenient;

(c)

consents to and grants the Permitted Courts jurisdiction over the person of such parties and over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any action in the manner provided in Section 11 or in such other manner as may be permitted by law or applicable rules of procedure, shall be valid and sufficient service thereof;

(d)	agrees that the final judgment of the Permitted Courts shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and

(e)	in any case between the parties that is proceeding before the Delaware Court of Chancery, waives any right to remove any action from the Delaware Court of Chancery to any federal court.

18

WAIVER OF JURY TRIAL EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS GUARANTY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTY, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS GUARANTY. PURCHASER AND EACH OF SELLERS CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) IT MAKES THIS WAIVER VOLUNTARILY AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS GUARANTY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF SECTION 17.

19	Remedies; Reliance All rights and remedies hereunder are cumulative and are not exclusive of any other rights or remedies Purchaser may have at law or in equity or under the Purchase Agreement.

20

Judgment Currency All payments hereunder shall be required to be made in U.S. dollars. In respect of any judgment or order given or made for any amount due under this Guaranty that is expressed and paid in a currency (the “judgment currency”) other than U.S. dollars, the Guarantor shall indemnify Purchaser against any loss incurred by it as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange, as quoted by a known dealer in the judgment currency that is designated by Purchaser, at which Purchaser is able to purchase U.S. dollars with the amount of the judgment currency actually received by Purchaser. The foregoing indemnity shall constitute a separate and independent obligation of the Guarantor and shall survive any termination of this Guaranty, and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into U.S. dollars.

{Signature page follows}

IN WITNESS WHEREOF, the parties hereto have caused this Guaranty to be duly executed by their respective authorized officers as of the day and year first above written.

SUN LIFE FINANCIAL INC.

By:	“Dean A. Connor”
	Name:	Dean A. Connor
	Title:	President and Chief Executive Officer

By:	“Thomas A. Bogart”
	Name:	Thomas A. Bogart
	Title:	Executive Vice-President,
Corporate Development & General Counsel

Agreed to and accepted by: DELAWARE LIFE HOLDINGS, LLC

By:	“Mark Walter”
	Name:	Mark Walter
	Title:	Authorized Signatory

[Signature Page to Sun Life Financial Inc.]